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                                                                      EXHIBIT 12

                          COCA-COLA ENTERPRISES INC.

                      EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                          (In millions except ratios)


                                            QUARTER ENDED      SIX MONTHS ENDED
                                          ------------------  ------------------
                                          JUNE 29,  JUNE 30,  JUNE 29,  JUNE 30,
                                            2001      2000      2001      2000
                                          --------  --------  --------  --------
Computation of Earnings:
  Earnings (loss) from continuing
    operations before income
    taxes...............................     $ 83       $187      $(43)     $136
Add:
  Interest expense......................      186        194       375       384
  Amortization of
    capitalized interest................       --         --         1         1
  Amortization of debt premium/
    discount and expenses...............        3          7         6        15
  Interest portion of rent
    expense.............................        7          6        13        12
                                             ----       ----      ----      ----
Earnings as Adjusted....................     $279       $394      $352      $548
                                             ====       ====      ====      ====
Computation of Fixed Charges:
  Interest expense......................     $186       $194      $375      $384
  Capitalized interest..................       --          1         1         1
  Amortization of debt premium/
    discount and expenses...............        3          7         6        15
  Interest portion of rent
    expense.............................        7          6        13        12
                                             ----       ----      ----      ----
Fixed Charges...........................      196        208       395       412
Preferred Stock Dividends (a)...........        1          1         2         2
                                             ----       ----      ----      ----
Combined Fixed Charges and
  Preferred Stock Dividends.............     $197       $209      $397      $414
                                             ====       ====      ====      ====
Ratio of Earnings to Fixed
  Charges (c)...........................     1.42       1.90       (b)      1.33
                                             ====       ====      ====      ====
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends (c)...................     1.42       1.89       (b)      1.32
                                             ====       ====      ====      ====

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b) Earnings for the six months ended June 29, 2001 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $43 million and $45 million, respectively.
(c) Ratios were calculated prior to rounding to millions.